UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42746

K-TECH SOLUTIONS COMPANY LIMITED

(Registrant’s Name)

Unit A, 7/F, Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 15, 2025, K-Tech Solutions Company Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto, with American Trust Investment Services, Inc. as representative named thereof, in connection with its initial public offering (the “IPO”) of 1,600,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-287391) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 19, 2025 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2025.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nomination committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy, a whistleblower policy and a clawback policy, copies of which are attached as Exhibits 99.5, 99.6 and 99.7 hereto, respectively.

On July 15, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.8 to this Current Report on Form 6-K.

On July 17, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.9 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
99.1	Code of Business Conduct and Ethics
99.2	Charter of the Audit Committee
99.3	Charter of the Compensation Committee
99.4	Charter of the Nominating and Corporate Governance Committee
99.5	Insider Trading Policy
99.6	Whistleblower Policy
99.7	Clawback Policy
99.8	Press Release on Pricing, dated July 15, 2025
99.9	Press Release on Closing, dated July 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K-TECH SOLUTIONS COMPANY LIMITED

Date: July 17, 2025	By:	/s/ Kwok Yiu Keung
	Name:	Kwok Yiu Keung
	Title:	Chief Executive Officer and Director

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